As filed with the Securities and Exchange Commission on March 27, 2000



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                               Amendment No. 1 to
                                   Schedule TO
                Tender Offer Statement under Section 14(d)(1) or


             Section 13(e)(1) of the Securities Exchange Act of 1934



                               PS FINANCIAL, INC.
                       (Name of Subject Company (issuer))

                           PS FINANCIAL, INC. - ISSUER
            (Names of Filing Persons (identifying status as offeror,
                            issuer or other person))

                    Commons Stock, $0.01 Par Value Per Share
                         (Title of Class of Securities)

                                    74437V109
                      (CUSIP Number of Class of Securities)

                               Kimberly P. Rooney
                               PS Financial, Inc.
                             4800 South Pulaski Road
                             Chicago, Illinois 60632
                                 (312) 376-3800
                 (Name, address, and telephone numbers of person
               authorized to receive notices and communications on
                            behalf of filing persons)

                                   Copies to:

                            Martin L. Meyrowitz, P.C.
                                Beth A. Freedman
                         Silver, Freedman & Taff, L.L.P.
                           1100 New York Avenue, N.W.
                             Washington, D.C. 20005
                                 (202) 414-6100

                                  March 1, 2000
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE



        Transaction valuation*                         Amount of filing fee
---------------------------------------------  ---------------------------------
             $4,840,941                                        $969
---------------------------------------------  ---------------------------------

* Calculated solely for the purpose of determining the filing fee, based upon the purchase of 333,858 shares at the maximum tender offer price of $14.50 per share.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:     $969            Filing Party:     PS Financial, Inc.

Form or Registration No.:   Schedule TO     Date Filed:       March 1, 2000
                             5-49479

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]      third-party tender offer subject to Rule 14d-1.

[X]      issuer tender offer subject to Rule 13e-4.

[ ]      going-private transaction subject to Rule 13e-3.

[ ]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

Item 12.  Exhibits.

     (a) (1) Amended form of Offer to Purchase, dated March 1, 2000 and form of Letter of Transmittal, including the Certification of Taxpayer Identification Number on Form W-9.

     (b)  Not applicable.

     (c)  Not applicable.

     (d)  Not applicable.

     (e)  Not applicable.

     (f)  Not applicable.

     (g)  Not applicable.

     (h)  Not applicable.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.


March 27, 2000                 PS FINANCIAL, INC.


                               By:      /s/ Kimberly P. Rooney
                                        --------------------------------------
                                        Kimberly P. Rooney
                                        President and Chief Executive Officer

                              PS FINANCIAL, INC.
                             4800 South Pulaski Road
                             Chicago, Illinois 60632
                                 (773) 376-3800


                           Offer to Purchase for Cash


                           Up to 333,858 Shares of its
                     Common Stock, Par Value $0.01 Per Share


                   At a Purchase Price Not Greater Than $14.50
                         Nor Less Than $12.00 Per Share

                              --------------------


      THE OFFER TO PURCHASE, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE
         AT 5:00 P.M., NEW YORK CITY TIME, ON WEDNESDAY, MARCH 29, 2000,
                    UNLESS THE OFFER TO PURCHASE IS EXTENDED

                               -------------------


     Questions or requests for assistance or for additional copies of this offer to purchase, the letter of transmittal or other tender offer materials may be directed to the information agent/ dealer manager at the address and telephone number set forth on the back cover of this offer to purchase, and such copies will be furnished promptly at PS Financial's expense. Stockholders may also contact their local broker, dealer, commercial bank or trust company for assistance concerning the offer.

     NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF PS FINANCIAL AS TO WHETHER STOCKHOLDERS SHOULD TENDER SHARES PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED HEREIN OR IN THE RELATED LETTER OF TRANSMITTAL. IF GIVEN OR MADE, THE RECOMMENDATION AND THE OTHER INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY PS FINANCIAL.






           The dealer manager and information agent for the offer is:

                          KEEFE, BRUYETTE & WOODS, INC.

               The date of this offer to purchase is March 1, 2000

                                TABLE OF CONTENTS


Section                                                                     Page

SUMMARY  ......................................................................1

1.  NUMBER OF SHARES; PRORATION................................................2

2.  TENDERS BY HOLDERS OF FEWER THAN 100 SHARES................................3

3.  PROCEDURE FOR TENDERING SHARES.............................................3

4.  WITHDRAWAL RIGHTS..........................................................5

5.  ACCEPTANCE FOR PAYMENT OF SHARES AND PAYMENT OF PURCHASE PRICE.............6

6.  CONDITIONAL TENDER OF SHARES...............................................7

7.  CONDITIONS OF THE OFFER....................................................7

8.  PRICE RANGE OF SHARES; DIVIDENDS...........................................9

9.  PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER.........................9

10.  INFORMATION CONCERNING PS FINANCIAL......................................11

11.  SOURCE AND AMOUNT OF FUNDS...............................................16

12.  INTEREST OF DIRECTORS AND OFFICERS; TRANSACTIONS
         AND ARRANGEMENTS CONCERNING SHARES...................................16

13.  EFFECTS OF THE OFFER ON THE MARKET FOR SHARES;
         REGISTRATION UNDER THE EXCHANGE ACT..................................17

14.  LEGAL MATTERS; REGULATORY APPROVALS......................................17

15.  FEDERAL INCOME TAX CONSEQUENCES..........................................18

16.  EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENTS......................20

17.  SOLICITATION FEES AND EXPENSES...........................................21

18.  WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION..............................21

To the Holders of Shares of Common Stock of
PS Financial, Inc.

                                     SUMMARY

     PS Financial, Inc. is inviting its stockholders to sell shares of its common stock back to PS Financial for cash. Set forth below are the material terms of this offer:

     o PS Financial will agree to purchase up to 333,858 shares of its common stock. See "Number of Shares; Proration" on page 2 in this offer to purchase.

     o PS Financial will purchase these shares within a price range of $12.00 to $14.50 per share as determined by tendering stockholders. See "Number of Shares; Proration" on page 2 in this offer to purchase.

     o Each stockholder must determine whether to sell stock, how much to sell, and at what price the stockholder is willing to sell. If you wish to sell without specifying a price, you may check the appropriate box on the accompanying letter of transmittal and your shares will be considered to be tendered at the purchase price determined by PS Financial. See "Number of Shares; Proration" on page 2 and "Procedures for Tendering Shares" on page 3 of this offer to purchase and the letter of transmittal.

     o All shares will be acquired at the same purchase price. See "Number of Shares; Proration" on page 2 of this offer to purchase.

     o If more than 333,858 shares are tendered at or below the purchase price PS Financial will first acquire shares held by persons who own less than 100 shares and then will acquire shares from other tendering stockholders on a pro rata basis. See "Number of Shares; Proration" on page 2 and "Tenders by Holders of Fewer Than 100 Shares" on page 3 of this offer to purchase.

     o The offer is not conditioned upon any minimum number of shares being tendered. The offer is, however, subject to other conditions. See "Conditions of the Offer" on page 7 of this offer to purchase.

     o You must properly complete and execute the letter of transmittal by 5:00 p.m. on Wednesday, March 29, 2000 in order to sell your shares to us in this offer. See "Procedure for Tendering Shares" on page 3 of this offer to purchase.

     o This offer is scheduled to expire at 5:00 p.m. on Wednesday, March 29, 2000. See "Number of Shares; Proration" on page 2 of this offer to purchase.

     o The offering period may be extended by PS Financial making a public announcement. See "Extension of Tender Period; Termination; Amendments" on page 19 of this offer to purchase.

     o Stockholders may withdraw tendered shares at any time prior to the expiration of the offering, which is currently scheduled on March 29, 2000. Tenders will then be irrevocable until April 26, 2000, when they may be withdrawn by stockholders if they have not been accepted for payment by PS Financial. See "Withdrawal Rights" on page 5 of this offer to purchase.

     o Written notice of a withdrawal must be provided to the depositary. The information required and method of notification is different if you hold your shares directly or through a broker. See "Withdrawal Rights" on page 6 of this offer to purchase.

     o Once the price is set, conditional tenders and prorations will be considered. Then checks for all accepted tenders will be issued by the depositary. See "Acceptance for Payment of Shares and Payment of Purchase Price" on page 5 of this offer to purchase.

     o PS Financial expects to announce final results on any proration within seven trading days of the expiration date. See "Acceptance for Payment of Shares and Payment of Purchase Price" on page 6 of this offer to purchase.

     o Stockholders who don't tender will increase their percentage ownership in PS Financial. This will include the executive officers and directors of PS Financial and the trustee for PS Financial's employee stock ownership plan who do not intend to tender any of their shares. See "Purpose of the Offer; Certain Effects of the Offer" on page 9 and "Interest of Directors and Officers; Transaction and Arrangements Concerning Shares" on page 16 of this offer to purchase.

     o Generally, stockholders will be expected to recognize gain or loss on the tendered shares equal to the difference between the cash paid by PS Financial and the stockholder's basis. See "Federal Income Tax Consequences" on page 17 of this offer to purchase.

                         1. NUMBER OF SHARES; PRORATION

     Upon the terms and subject to the conditions described herein and in the letter of transmittal, we will purchase up to 333,858 shares that are validly tendered on or prior to the expiration date of the offer, and not properly withdrawn in accordance with section 4, at a price, determined in the manner set forth below, not greater than $14.50 nor less than $12.00 per share. The later of 5:00 p.m., New York City time, on Wednesday, March 29, 2000, or the latest time and date to which the offer is extended pursuant to section 16, is referred to herein as the "expiration date." If this offer is oversubscribed as described below, only shares tendered at or below the purchase price on or prior to the expiration date will be eligible for proration. The proration period also expires on the expiration date.

     PS Financial will determine the purchase price taking into consideration the number of shares so tendered and the prices specified by tendering stockholders. We will select the lowest purchase price that will enable us to purchase 333,858 shares, or such lesser number of shares as is validly tendered and not withdrawn at prices not greater than $14.50 nor less than $12.00 per share, pursuant to this offer. Subject to section 16, we reserve the right to purchase more than 333,858 shares pursuant to this offer, but do not currently plan to do so. This offer is not conditioned on any minimum number of shares being tendered. The offer is, however, subject to certain other conditions. See section 7.

     In accordance with instruction 5 of the letter of transmittal, each stockholder who wishes to tender shares must specify the price, not greater than $14.50 nor less than $12.00 per share, at which the stockholder is willing to have us purchase the shares. As promptly as practicable following the expiration date, we will determine the purchase price, not greater than $14.50 nor less than $12.00 per share, that we will pay for shares validly tendered and not withdrawn pursuant to this offer, taking into account the number of shares so tendered and the prices specified by tendering stockholders. All shares purchased pursuant to this offer will be purchased at the purchase price. All shares not purchased pursuant to this offer, including shares tendered at prices greater than the purchase price and shares not purchased because of proration or because they were conditionally tendered and not accepted for purchase, will be returned to the tendering stockholders at our expense as promptly as practicable following the expiration date.

     Upon the terms and subject to the conditions of this offer, if 333,858 or fewer shares have been validly tendered at or below the purchase price and not withdrawn on or prior to the expiration date, we will purchase all the shares. Upon the terms and subject to the conditions of this offer, if more than 333,858 shares have been validly tendered at or below the purchase price and not withdrawn on or prior to the expiration date, we will purchase shares in the following order of priority:

     (a) first, all shares validly tendered at or below the purchase price and not withdrawn on or prior to the expiration date by or on behalf of any stockholder who owned beneficially, as of the close of business on February 23, 2000 and continues to own beneficially as of the expiration date, an aggregate of fewer than 100 shares and who validly tenders all of such shares, partial and conditional tenders will not qualify for this preference, and completes the box captioned "Odd Lots" on the letter of transmittal; and

          (b) then, after purchase of all of the foregoing shares, subject to the conditional tender provisions described in section 6, all other shares validly tendered at or below the purchase price and not withdrawn on or prior to the expiration date on a pro rata basis, if necessary, with appropriate adjustments to avoid purchases of fractional shares.

     If proration of tendered shares is required, (i) because of the difficulty in determining the number of shares validly tendered, (ii) as a result of the "odd lot" procedure described in Section 2, and (iii) as a result of the conditional tender procedure described in section 6, we do not expect that we will be able to announce the final proration factor or to commence payment for any shares purchased pursuant to this offer until approximately seven Nasdaq National Market trading days after the expiration date. Preliminary results of proration will be announced by press release as promptly as practicable after the expiration date. Holders of shares may obtain such preliminary information from the dealer manager/information agent.

     We expressly reserve the right, in our sole discretion, at any time or from time to time, to extend the period of time during which the offer is open by giving oral or written notice of such extension to the depositary and making a public announcement thereof. See section 16. There can be no assurance, however, that we will exercise our right to extend the offer.

     For purposes of the offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

     Copies of this offer to purchase and the related letter of transmittal are being mailed to record holders of shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on our stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of shares.

                 2. TENDERS BY HOLDERS OF FEWER THAN 100 SHARES

     Except to the extent that our purchase would result in the delisting of the shares on the Nasdaq National Market, all shares validly tendered at or below the purchase price and not withdrawn on or prior to the expiration date by or on behalf of any stockholder who owned beneficially, as of the close of business on February 23, 2000, and continues to own beneficially as of the expiration date, an aggregate of fewer than 100 shares, will be accepted for purchase before proration, if any, of other tendered shares. Partial or conditional tenders will not qualify for this preference, and it is not available to beneficial holders of 100 or more shares, even if the holders have separate stock certificates for fewer than 100 shares. By accepting this offer, a stockholder owning beneficially fewer than 100 shares will avoid the payment of brokerage commissions and the applicable odd lot discount payable in a sale of such shares in a transaction effected on a securities exchange.

     As of February 23, 2000, there were approximately 143 holders of record of shares. Approximately 22 of these holders of record held individually fewer than 100 shares and held in the aggregate approximately 867 shares. Because of the large number of shares held in the names of brokers and nominees, we are unable to estimate the number of beneficial owners of fewer than 100 shares or the aggregate number of shares they own. Any stockholder wishing to tender all of his or her shares pursuant to this section should complete the box captioned "Odd Lots" on the letter of transmittal.

                        3. PROCEDURE FOR TENDERING SHARES

     To tender shares validly pursuant to the offer, a properly completed and duly executed letter of transmittal or facsimile thereof, together with any required signature guarantees and any other documents required by the letter of transmittal, must be received by the depositary at its address set forth on the back cover of this offer to purchase and either (i) certificates for the shares to be tendered must be received by the depositary at such address or (ii) the shares must be delivered pursuant to the procedures for book-entry transfer described below, and a confirmation of the delivery received by the depositary, in each case on or prior to the expiration date.

     IN ACCORDANCE WITH INSTRUCTION 5 OF THE LETTER OF TRANSMITTAL, IN ORDER TO TENDER SHARES PURSUANT TO THIS OFFER, A STOCKHOLDER MUST INDICATE IN THE SECTION CAPTIONED "PRICE (IN DOLLARS) PER SHARE AT WHICH SHARES ARE BEING TENDERED" ON THE LETTER OF TRANSMITTAL EITHER (I) THE PRICE, IN MULTIPLES OF $0.25, AT WHICH THE SHARES ARE BEING TENDERED, OR (II) THAT THE SHARES ARE BEING TENDERED AT THE PURCHASE PRICE DETERMINED BY PS FINANCIAL IN ACCORDANCE WITH THE TERMS OF THIS OFFER. FOR A TENDER OF SHARES TO BE VALID, A PRICE BOX, BUT ONLY ONE PRICE BOX, ON EACH LETTER OF TRANSMITTAL MUST BE CHECKED.

     STOCKHOLDERS WISHING TO TENDER SHARES AT MORE THAN ONE PRICE MUST COMPLETE SEPARATE LETTERS OF TRANSMITTAL FOR EACH PRICE AT WHICH SHARES ARE BEING TENDERED. THE SAME SHARES CANNOT BE TENDERED AT MORE THAN ONE PRICE.

     The depositary will establish an account with respect to the shares at The Depository Trust Company, which is a book-entry transfer facility, for purposes of the offer within two business days after the date of this offer, and any financial institution that is a participant in the system of the book-entry transfer facility may make delivery of shares by causing the book-entry transfer facility to transfer such shares into the depositary's account in accordance with the procedures of the book-entry transfer facility. Although delivery of shares may be effected through book-entry transfer, a properly completed and duly executed letter of transmittal or a manually signed copy thereof, or an agent's message, as defined below, together with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the depositary at its address set forth on the back cover of this offer on or prior to the expiration date. Delivery of required documents to the book-entry transfer facility in accordance with its procedures does not constitute delivery to the depositary and will not constitute a valid tender.

     The term "agent's message" means a message transmitted by the book-entry transfer facility to, and received by, the depositary and forming a part of a book-entry confirmation, which states that the book-entry transfer facility has received an express acknowledgment from the participant in the book-entry transfer facility tendering the shares, that the participant has received and agrees to be bound by the terms of the letter of transmittal and that we may enforce the agreement against the participant.

     Except as set forth below, all signatures on a letter of transmittal must be guaranteed by a firm that is a member of a registered national securities exchange or the National Association of Securities Dealers, Inc., or by a commercial bank, a trust company, a savings bank, a savings and loan association or a credit union which has membership in an approved signature guarantee medallion program, each of the foregoing being referred to as an "eligible institution". Signatures on a letter of transmittal need not be guaranteed if
(a) the letter of transmittal is signed by the registered holder of the shares, which term, for the purposes of this section, includes a participant in the book-entry transfer facility whose name appears on a security position listing as the holder of the shares, tendered therewith and the holder has not completed the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on the letter of transmittal or (b) the shares are tendered for the account of an eligible institution. See instructions 1 and 6 of the letter of transmittal.

     THE METHOD OF DELIVERY OF SHARES AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND RISK OF THE TENDERING STOCKHOLDER. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

     TO PREVENT UNITED STATES FEDERAL INCOME TAX BACKUP WITHHOLDING EQUAL TO 31% OF THE GROSS PAYMENTS MADE PURSUANT TO THE OFFER, EACH TENDERING STOCKHOLDER MUST PROVIDE THE DEPOSITARY WITH THE STOCKHOLDER'S CORRECT TAXPAYER IDENTIFICATION NUMBER AND CERTAIN OTHER INFORMATION BY PROPERLY COMPLETING THE SUBSTITUTE FORM W-9 INCLUDED IN THE LETTER OF TRANSMITTAL. FOREIGN STOCKHOLDERS, AS DEFINED IN SECTION 15, MUST SUBMIT A PROPERLY COMPLETED FORM W-8, WHICH MAY BE OBTAINED FROM THE DEPOSITARY, IN ORDER TO PREVENT BACKUP WITHHOLDING. IN GENERAL, BACKUP WITHHOLDING DOES NOT APPLY TO CORPORATIONS OR TO FOREIGN STOCKHOLDERS SUBJECT TO 30%, OR LOWER TREATY RATE, WITHHOLDING ON GROSS PAYMENTS RECEIVED PURSUANT TO THE OFFER, AS DISCUSSED IN SECTION 15. FOR A DISCUSSION OF CERTAIN FEDERAL INCOME TAX CONSEQUENCES TO TENDERING STOCKHOLDERS, SEE SECTION
15. EACH STOCKHOLDER IS URGED TO CONSULT WITH HIS OR HER OWN TAX ADVISOR REGARDING HIS, HER OR ITS QUALIFICATION FOR EXEMPTION FROM BACKUP WITHHOLDING AND THE PROCEDURE FOR OBTAINING ANY APPLICABLE EXEMPTION.

     It is a violation of Rule 14e promulgated under the Securities Exchange Act of 1934, as amended, for a person to tender shares for his or her own account unless the person so tendering (i) has a net long position equal to or greater than the amount of (x) shares tendered or (y) other securities immediately convertible into, exercisable or exchangeable for the amount of shares tendered and will acquire such shares for tender by conversion, exercise or exchange of such other securities and (ii) will cause such shares to be delivered in accordance with the terms of the offer. Rule 14e-4 provides a similar restriction applicable to the tender on behalf of another person. The tender of shares pursuant to any one of the procedures described above will constitute the tendering stockholder's representation and warranty that (i) the stockholder has a net long position in the shares being tendered within the meaning of Rule 14e-4 promulgated under the Exchange Act, and (ii) the tender of such shares complies with Rule 14e-4. Our acceptance for payment of shares tendered pursuant to the offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the offer.

     All questions as to the purchase price, the form of documents, the number of shares to be accepted and the validity, eligibility, including time of receipt, and acceptance for payment of any tender of shares will be determined by us, in our sole discretion, which determination shall be final and binding on all parties. We reserve the absolute right to reject any or all tenders of shares that we determine are not in proper form or the acceptance for payment of or payment for shares that may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in any tender of any particular shares. None of PS Financial, the dealer manager/information agent, the depositary or any other person is or will be under any duty to give notice of any defect or irregularity in tenders, nor shall any of them incur any liability for failure to give any such notice.

     CERTIFICATES FOR SHARES, TOGETHER WITH A PROPERLY COMPLETED LETTER OF TRANSMITTAL, OR, IN THE CASE OF A BOOK-ENTRY TRANSFER, AN AGENT'S MESSAGE, AND ANY OTHER DOCUMENTS REQUIRED BY THE LETTER OF TRANSMITTAL, MUST BE DELIVERED TO THE DEPOSITARY AND NOT TO PS FINANCIAL. ANY SUCH DOCUMENTS DELIVERED TO US WILL NOT BE FORWARDED TO THE DEPOSITARY AND THEREFORE WILL NOT BE DEEMED TO BE PROPERLY TENDERED.

                              4. WITHDRAWAL RIGHTS

     Tenders of shares made pursuant to the offer may be withdrawn at any time prior to the expiration date. Thereafter, tenders are irrevocable, except that they may be withdrawn after 12:00 midnight, New York City time, April 26, 2000 unless previously accepted for payment by us as provided in this offer to purchase. If we extend the period of time during which the offer is open, are delayed in purchasing shares or are unable to purchase shares pursuant to the offer for any reason, then, without prejudice to our rights under the offer, the depositary may, on behalf of us, retain all shares tendered, and the shares may not be withdrawn except as otherwise provided in this section 4, subject to Rule 13e-4(f)(5) under the Exchange Act, which provides that the issuer making the tender offer shall either pay the consideration offered, or return the tendered securities promptly after the termination or withdrawal of the tender offer.

     WITHDRAWAL OF SHARES HELD IN PHYSICAL FORM. Tenders of shares made pursuant to the offer may not be withdrawn after the expiration date, except that they may be withdrawn after 12:00 midnight, New York City time, April 26, 2000 unless accepted for payment by us as provided in this offer. For a withdrawal to be effective prior to that time, a stockholder of shares held in physical form must provide a written, telegraphic or facsimile transmission notice of withdrawal to the depositary at its address set forth on the back cover page of this offer before the expiration date, which notice must contain: (A) the name of the person who tendered the shares; (B) a description of the shares to be withdrawn;
(C) the certificate numbers shown on the particular certificates evidencing the shares; (D) the signature of the stockholder executed in the same manner as the original signature on the letter of transmittal, including any signature guarantee, if such original signature was guaranteed; and (E) if the shares are held by a new beneficial owner, evidence satisfactory to PS Financial that the person withdrawing the tender has succeeded to the beneficial ownership of the shares. A purported notice of withdrawal which lacks any of the required information will not be an effective withdrawal of a tender previously made.

     WITHDRAWAL OF SHARES HELD WITH THE BOOK-ENTRY TRANSFER FACILITY. Tenders of shares made pursuant to the offer may not be withdrawn after the expiration date, except that they may be withdrawn after 12:00 midnight, New York City time, April 26, 2000 unless accepted for payment by PS Financial as provided in this offer. For a withdrawal to be effective prior to that time, a stockholder of shares held with the book-entry transfer facility must (i) call his or her broker and instruct the broker to withdraw the tender of shares by debiting the depositary's account at the book-entry transfer facility for all shares to be withdrawn; and (ii) instruct the broker to provide a written, telegraphic or facsimile transmission notice of withdrawal to the depositary on or before the expiration date. The notice of withdrawal shall contain (A) the name of the person who tendered the shares; (B) a description of the shares to be withdrawn; and (C) if the shares are held by a new beneficial owner, evidence satisfactory to us that the person withdrawing the tender has succeeded to the beneficial ownership of the shares. A purported notice of withdrawal which lacks any of the required information will not be an effective withdrawal of a tender previously made.

     Any permitted withdrawals of tenders of shares may not be rescinded, and any shares so withdrawn will thereafter be deemed not validly tendered for purposes of the offer; provided, however, that withdrawn shares may be re-tendered by following the procedures for tendering prior to the expiration date.

     All questions as to the form and validity, including time of receipt, of any notice of withdrawal will be determined by us, in our sole discretion, which determination shall be final and binding on all parties. None of PS Financial, the dealer manager/information agent, the depositary or any other person is or will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or incur any liability for failure to give any such notification.

        5. ACCEPTANCE FOR PAYMENT OF SHARES AND PAYMENT OF PURCHASE PRICE

     Upon the terms and subject to the conditions of the offer and as promptly as practicable after the expiration date, we will determine the purchase price, taking into consideration the number of shares tendered and the prices specified by tendering stockholders, announce the purchase price, and, subject to the proration and conditional tender provisions of the offer, accept for payment and pay the purchase price for shares validly tendered and not withdrawn at or below the purchase price. Thereafter, payment for all shares validly tendered on or prior to the expiration date and accepted for payment pursuant to the offer will be made by the depositary by check as promptly as practicable. In all cases, payment for shares accepted for payment pursuant to the offer will be made only after timely receipt by the depositary of certificates for such shares, or of a timely confirmation of a book-entry transfer of such shares into the depositary's account at the book-entry transfer facility, a properly completed and duly executed letter of transmittal or a manually signed copy thereof, with any required signature guarantees, or in the case of a book-entry delivery an agent's message, and any other required documents.

     For purposes of the offer, we shall be deemed to have accepted for payment, and thereby purchased, subject to proration and conditional tenders, shares that are validly tendered and not withdrawn as, if and when we give oral or written notice to the depositary of our acceptance for payment of the shares. In the event of proration, we will determine the proration factor and pay for those tendered shares accepted for payment as soon as practicable after the expiration date. However, we do not expect to be able to announce the final results of any such proration until approximately seven Nasdaq National Market trading days after the expiration date. We will pay for shares that we have purchased pursuant to the offer by depositing the aggregate purchase price therefor with the depositary. The depositary will act as agent for tendering stockholders for the purpose of receiving payment from us and transmitting payment to tendering stockholders. Under no circumstances will interest be paid on amounts to be paid to tendering stockholders, regardless of any delay in making such payment.

     Certificates for all shares not purchased, including all shares tendered at prices greater than the purchase price, shares not purchased because of proration and shares that were conditionally tendered and not accepted, will be returned, or, in the case of shares tendered by book-entry transfer, the shares will be credited to an account maintained with the book-entry transfer facility by the participant therein who so delivered the shares, as promptly as practicable following the expiration date without expense to the tendering stockholder.

     Payment for shares may be delayed in the event of difficulty in determining the number of shares properly tendered or if proration is required. See section
1. In addition, if certain events occur, we may not be obligated to purchase shares pursuant to the offer. See section 7.

     We will pay or cause to be paid any stock transfer taxes with respect to the sale and transfer of any shares to us or our order pursuant to the offer. If, however, payment of the purchase price is to be made to, or a portion of the shares delivered, whether in certificated form or by book entry, but not tendered or not purchased are to be registered in the name of, any person other than the registered holder, or if tendered shares are registered in the name of any person other than the person signing the letter of transmittal, unless the person is signing in a representative or fiduciary capacity, the amount of any stock transfer taxes, whether imposed on the registered holder, such other person or otherwise, payable on account of the transfer to the person will be deducted from the purchase price unless satisfactory evidence of the payment of such taxes, or exemption therefrom, is submitted. See instruction 7 to the letter of transmittal.

     ANY TENDERING STOCKHOLDER OR OTHER PAYEE WHO FAILS TO COMPLETE FULLY AND SIGN THE SUBSTITUTE FORM W-9 INCLUDED IN THE LETTER OF TRANSMITTAL, OR, IN THE CASE OF A FOREIGN INDIVIDUAL, A FORM W-8, MAY BE SUBJECT TO REQUIRED FEDERAL INCOME TAX WITHHOLDING OF 31% OF THE GROSS PROCEEDS PAID TO SUCH STOCKHOLDER OR OTHER PAYEE PURSUANT TO THE OFFER. SEE SECTION 3.

                         6. CONDITIONAL TENDER OF SHARES

     Under certain circumstances and subject to the exceptions set forth in section 1, we may prorate the number of shares purchased pursuant to the offer. As discussed in section 15, the number of shares to be purchased from a particular stockholder might affect the tax treatment of the purchase for the stockholder and the stockholder's decision whether to tender. EACH STOCKHOLDER IS URGED TO CONSULT WITH HIS OR HER OWN TAX ADVISOR. Accordingly, a stockholder may tender shares subject to the condition that a specified minimum number of the stockholder's shares tendered pursuant to a letter of transmittal must be purchased if any shares so tendered are purchased. Any stockholder desiring to make a conditional tender must so indicate in the box captioned "Conditional Tender" in the letter of transmittal.

     Any tendering stockholders wishing to make a conditional tender must calculate and appropriately indicate the minimum number of shares to be tendered. If the effect of accepting tenders on a pro rata basis would be to reduce the number of shares to be purchased from any stockholder, tendered pursuant to a letter of transmittal, below the minimum number so specified, the tender will automatically be regarded as withdrawn, except as provided in the next paragraph, and all shares tendered by the stockholder pursuant to the applicable letter of transmittal will be returned as promptly as practicable thereafter.

     If conditional tenders, that would otherwise be so regarded as withdrawn, would cause the total number of shares to be purchased to fall below 333,858, then, to the extent feasible, we will select enough conditional tenders that would otherwise have been so withdrawn to permit us to purchase 333,858 shares. In selecting among these conditional tenders, we will select by lot and will limit our purchase in each case to the minimum number of shares designated by the stockholder in the applicable letter of transmittal as a condition to his or her tender.

                           7. CONDITIONS OF THE OFFER

     Notwithstanding any other provision of the offer, we will not be required to accept for payment or pay for any shares tendered, and may terminate or amend and may postpone, subject to the requirements of the Exchange Act for prompt payment for or return of shares tendered, the acceptance for payment of shares tendered, if at any time after March 1, 2000 and at or before any of the following shall have occurred:

          (a) there shall have been threatened, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency or authority or tribunal or any other person, domestic or foreign, or before any court, authority, agency or tribunal that (i) challenges the acquisition of shares pursuant to the offer or otherwise in any manner relates to or affects the offer or (ii) in the reasonable judgment of PS Financial, could materially and adversely affect the business, condition, financial or other, income, operations or prospects of PS Financial and our subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of PS Financial or any of our subsidiaries or materially impair the offer's contemplated benefits to us;

          (b) there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the offer or PS Financial or any of our subsidiaries, by any legislative body, court, authority, agency or tribunal which, in our sole judgment, would or might directly or indirectly (i) make the acceptance for payment of, or payment for, some or all of the shares illegal or otherwise restrict or prohibit consummation of the offer, (ii) delay or restrict the ability of PS Financial, or render us unable, to accept for payment or pay for some or all of the shares, (iii) materially impair the contemplated benefits of the offer to us or (iv) materially affect the business, condition, financial or other, income, operations or prospects of PS Financial and our subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of PS Financial or any of our subsidiaries;

          (c) it shall have been publicly disclosed or we shall have learned that (i) any person or "group," within the meaning of Section 13(d)(3) of the Exchange Act, has acquired or proposes to acquire beneficial ownership of more than 5% of the outstanding shares whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise, other than as disclosed in a Schedule 13D or 13G on file with the SEC on March 1, 2000, or (ii) any person or group that on or prior to March 1, 2000 had filed a Schedule 13D or 13G with the SEC thereafter shall have acquired or shall propose to acquire, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise, beneficial ownership of additional shares representing 2% or more of the outstanding shares;

          (d) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (ii) any significant decline in the market price of the shares or in the general level of market prices of equity securities in the United States or abroad, (iii) any change in the general political, market, economic or financial condition in the United States or abroad that could have a material adverse effect on our business, condition, financial or otherwise , income, operations, prospects or ability to obtain financing generally or the trading in the shares, (iv) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or any limitation on, or any event which, in our reasonable judgment, might affect the extension of credit by lending institutions in the United States, (v) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or (vi) in the case of any of the foregoing existing at the time of the commencement of the offer, in our reasonable judgment, a material acceleration or worsening thereof;

          (e) a tender or exchange offer with respect to some or all of the shares, other than the offer, or a merger, acquisition or other business combination proposal for PS Financial, shall have been proposed, announced or made by another person or group, within the meaning of Section 13(d) (3) of the Exchange Act;

          (f ) there shall have occurred any event or events that has resulted, or may in the reasonable judgment of PS Financial result, directly or indirectly, in an actual or threatened change in the business, condition, financial or other, income, operations, stock ownership or prospects of PS Financial and our subsidiaries;

and, in the reasonable judgment of PS Financial, such event or events make it undesirable or inadvisable to proceed with the offer or with such acceptance for payment.

     The foregoing conditions are for the reasonable benefit of PS Financial and may be asserted by us regardless of the circumstances, including any action or inaction by us, giving rise to any of these conditions, and any such condition may be waived by us, in whole or in part, at any time and from time to time in our reasonable discretion. The failure by PS Financial at any time to exercise any of the foregoing rights shall not be deemed a waiver of the right and each of these rights shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by us concerning the events described above will be final and binding on all parties.

     Acceptance of shares validly tendered in the offer is subject to the condition that, as of the expiration date, and after giving pro forma effect to the acceptance of shares validly tendered, PS Financial would continue to have at least

400 stockholders and the shares would remain listed for quotation on the Nasdaq National Market. This condition may not be waived.

     The Exchange Act requires that all conditions to the offer must be satisfied or waived before the expiration date.

                       8. PRICE RANGE OF SHARES; DIVIDENDS

     The following table sets forth the high and low sales prices, and dividends declared, for the shares as reported on the Nasdaq National Market for the periods indicated. Our fiscal year end is December 31.


                                                                     Dividends
                                 High                Low              Declared
                               ---------          ---------          ---------
Fiscal 1998
1st Quarter                      $23.00            $13.50              $4.12*
2nd Quarter                       14.88             12.75               0.12
3rd Quarter                       13.50             10.75               0.12
4th Quarter                       12.00              8.50               0.13

Fiscal 1999
1st Quarter                      $10.38           $  9.50              $0.13
2nd Quarter                       11.38              9.75               0.13
3rd Quarter                       11.50             10.50               0.14
4th Quarter                       13.13             10.19               0.14

Fiscal 2000
1st Quarter
 (through February 25, 2000)     $12.13            $10.75              $0.14

* Includes a special dividend of $4.00 per share declared on December 30, 1997 and paid on January 30, 1998.

     On February 25, 2000, the closing price of the shares on the Nasdaq National Market was $11.13 per share. STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

              9. PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER

     We believe that the purchase of shares is an attractive use of a portion of PS Financial's available capital on behalf of our stockholders and is consistent with our long-term goal of increasing stockholder value. We believe we have adequate sources of capital to complete the share repurchase and pursue business opportunities.

     Over time, our profitable operations have contributed to the growth of a capital base that exceeds all applicable regulatory standards and the amount of capital needed to support the our banking business. After evaluating a variety of alternatives to utilize more effectively our capital base and to attempt to maximize stockholder value, our management and board of directors believe that the purchase of shares pursuant to the offer is a positive action that is intended to accomplish the desired objectives. Other actions previously employed, including periodic open market purchases of shares, quarterly cash dividends and the special dividend in 1998, have enhanced stockholder value, but capital remains at high levels, and this affects our ability to produce desired returns for stockholders.

     The offer is designed to restructure our balance sheet in order to increase return on equity and earnings per share by reducing the amount of equity and shares outstanding. Based upon the current market price of our shares, we believe that the purchase of shares is an attractive use of funds. Following the purchase of the shares, we believe funds provided by earnings, combined with other sources of liquidity, will be fully adequate to meet our funding needs for the foreseeable future. Upon completion of the offer, we expect that PS Financial and our wholly owned subsidiary bank, Preferred Savings Bank, FSB, will continue to maintain the highest regulatory standards for capital, which is designated as "well capitalized" under the prompt corrective action scheme enacted by the Federal Deposit Insurance Corporation Improvement Act of 1991.

     The offer will enable stockholders who are considering the sale of all or a portion of their shares the opportunity to determine the price or prices, not greater than $14.50 nor less than $12.00 per share, at which they are willing to sell their shares, and, if any shares are sold pursuant to the offer, to sell those shares for cash without the usual transaction costs associated with open-market sales. The offer may also give stockholders the opportunity to sell shares at prices greater than market prices prevailing prior to the announcement of the offer. See section 8. In addition, qualifying stockholders owning beneficially fewer than 100 shares, whose shares are purchased pursuant to the offer, not only will avoid the payment of brokerage commissions but will also avoid any applicable odd lot discounts to the market price typically charged by brokers for executing odd lot trades.

     Stockholders who do not tender their shares pursuant to the offer and stockholders who otherwise retain an equity interest in PS Financial as a result of a partial tender of shares or a proration pursuant to section 1 of the offer to purchase will continue to be owners of PS Financial with the attendant risks and rewards associated with owning the equity securities of PS Financial. As noted above, PS Financial, following completion of the offer, will maintain the highest regulatory capital ranking. Consequently, we believe that stockholders will not be subject to materially greater risk as a result of the reduction of the capital base.

     Stockholders who determine not to accept the offer will realize a proportionate increase in their relative equity interest in PS Financial and, thus, in PS Financial's earnings and assets, subject to any risks resulting from our purchase of shares and our ability to issue additional equity securities in the future. In addition, to the extent the purchase of shares pursuant to the offer results in a reduction of the number of stockholders of record, our costs for services to stockholders may be reduced. Finally, the offer may affect our ability to qualify for pooling-of-interests accounting treatment for any merger transaction for approximately the next two years, which could limit alternative stockholder enhancement vehicles during this period.

     If fewer than 333,858 shares are purchased pursuant to the offer, we may repurchase the remainder of the shares on the open market, in privately negotiated transactions or otherwise. In the future, we may determine to purchase additional shares on the open market, in privately negotiated transactions, through one or more tender offers or otherwise. Any purchases may be on the same terms as, or on terms which are more or less favorable to stockholders than, the terms of the offer. However, Rule 13e-4 under the Exchange Act prohibits us and our affiliates from purchasing any shares, other than pursuant to the offer, until at least ten business days after the expiration date. Any future purchases of shares by PS Financial would depend on many factors, including the market price of the shares, our business and financial position, and general economic and market conditions.

     Shares we acquire pursuant to the offer will be restored to the status of authorized and unissued shares, or placed in PS Financial's treasury, and will be available for us to issue without further stockholder action, except as required by applicable law or the rules of the Nasdaq National Market or any other securities exchange on which the shares are listed, for purposes including, but not limited to, the acquisition of other businesses, the raising of additional capital for use in our business and the satisfaction of obligations under existing or future employee benefit plans. We have no current plans for reissuance of the shares repurchased pursuant to the offer.

     Neither PS Financial nor our board of directors makes any recommendation to any stockholder as to whether to tender all or any shares. Each stockholder must make his or her own decision whether to tender shares and, if so, how many shares to tender and at what price. Directors, officers and employees of PS Financial who own shares may participate in the offer on the same basis as our other stockholders. We have been advised that none of the directors or officers of PS Financial intend to tender shares pursuant to the offer. We have also been advised that the trustee of the ESOP does not intend to tender any shares pursuant to the offer.

                     10. INFORMATION CONCERNING PS FINANCIAL

GENERAL

     PS Financial, a Delaware corporation, is a unitary savings and loan holding company which was organized in November, 1996 at the direction of Preferred Savings for the purpose of owning all of the outstanding stock of Preferred Savings to be issued in connection with Preferred Savings' conversion from mutual to stock form. Preferred Savings, founded in 1891, is a federally chartered savings bank. Preferred Savings is an independent, community-oriented financial institution. The main office of PS Financial and Preferred Savings is located at 4800 South Pulaski Road, Chicago, Illinois 60632.

     Preferred Savings serves the financial needs of communities in its market area which is primarily the southwest side of Chicago and Cook County, Illinois, through its office located in Chicago, Illinois. Preferred Savings attracts deposits from the general public and uses the deposits, together with borrowings and other funds, to originate primarily loans secured by mortgages on owner-occupied one- to four-family residences and, to a lesser extent, multi-family, commercial real estate and consumer loans. These loans are generally originated within Preferred Savings' primary market area. Preferred Savings also invests in mortgage-backed securities, investment securities and other short-term liquid assets. Its deposits are insured up to applicable limits by the FDIC.

     Preferred Savings' results of operations are dependent primarily on net interest income and fee income. Net interest income is the difference between the interest income earned on its loans, mortgage-backed securities and investment portfolio and its cost of funds, consisting of interest paid on its deposits and borrowed money. Preferred Savings' results of operations are also significantly affected by general economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory authorities.

     Preferred Savings is subject to examination by the Office of Thrift Supervision and the FDIC. PS Financial, as a savings and loan holding company, is subject to examination by the Office of Thrift Supervision.

     Upon completion of its initial public offering in 1996, PS Financial had an equity to assets ratio of 42.8%, well in excess of industry standards, regulatory requirements and an amount necessary to execute its long term business plan. Return on equity, a measure of stockholder value, was 2.97% for the first full fiscal year of operations after completion of the conversion. Since the time PS Financial went public, the board of directors has continuously sought ways to maximize PS Financial's value and utilize its excess capital. The board of directors introduced a regular quarterly cash dividend in the second quarter of 1998 at $0.12 per share, increasing this steadily over time to its current rate of $0.14 per share, a 16.7% increase since the initial dividend. Further, the board declared a special one time dividend of $4.00 per share in December, 1997 as a way to further utilize the excess capital. We have also utilized share repurchases and since our inception we have repurchased 488,681 shares at a total cost of $6.4 million. As of September 30, 1999, the equity to assets ratio stood at 16.37% and the return on equity for the nine months then ended was 8.07%.

     In November, a stockholder submitted a proposal to us that we consider hiring an investment banking firm to advise us on ways to maximize stockholder value. Subsequently, the board of directors engaged Keefe, Bruyette & Woods, Inc., a firm that specializes in financial institutions to analyze our business plan and advise us on ways to maximize stockholder value. Keefe, Bruyette & Woods has been familiar with PS Financial since it acted as investment banker during our mutual to stock conversion in 1996.

     As part of its analysis of our business plan, Keefe, Bruyette & Woods analyzed several potential scenarios developed by management and presented them to the board of directors. The board of directors determined, based on its discussions with Keefe, Bruyette & Woods, that continuing to enhance stockholder value by repurchasing additional shares through this tender offer and refining and implementing our business plan, would be in the best short-term interest of stockholders. The board of directors will continue to explore all possible ways to enhance stockholder value. Regardless of the direction taken next, utilizing excess capital through this tender offer in a manner that is accretive to earnings per share and return on equity is consistent with our goals to enhance stockholder value and the execution of our business plan.

RECENT DEVELOPMENTS

     On February 10, 2000, we announced operating results for PS Financial for the three and twelve month periods ended December 31, 1999. The three months ended December 31, 1999 produced net income of $389,000 compared to $368,000 for the three months ended December 31, 1998.

     Net interest income before provision for loan losses increased to $974,000 for the fourth quarter of 1999 from $887,000 for the fourth quarter of 1998. Net interest income increased primarily due to an increase in the ratio of interest-earning assets to interest-bearing liabilities.

     The increase in net interest income was partially offset by an increase in other noninterest expense of $48,000 and a loss on sale of securities of $29,000 compared to a gain of $21,000 in 1998. However, due to the utilization of excess capital to implement our stock repurchase plans, our return on average equity increased to 7.57% from 6.85% for the same period in the prior year.

     Net income for the twelve months ended December 31, 1999 was $1.6 million compared to $1.5 million for the twelve months ended December 31, 1998, an increase of 6.93%. Net interest income before provision for loan losses increased to $3.8 million in the twelve months ended December 31, 1999 compared to $3.7 million in the twelve months ended December 31, 1998 primarily due to an increase in the ratio of interest-earning assets to interest-bearing liabilities. The increase in net interest income, as well as a $118,000 decrease in income taxes, was partially offset by an increase in noninterest expense of $113,000 and a loss on sales of securities of $86,000 in 1999 compared to a gain of $43,000 in 1998. The increase in noninterest expense was primarily the result of expenses incurred to convert data processing systems. The decrease in income taxes was the result of purchasing tax exempt municipal securities. We had $121.4 million in assets and $18.9 million in stockholders' equity as of December 31, 1999.

     In addition, on February 17, 2000, we were notified that a stockholder was nominating two individuals for election to the board of directors of PS Financial at our upcoming annual meeting.

          Summary Unaudited Historical Consolidated Financial Data and
             Summary Unaudited Pro Forma Consolidated Financial Data

     The following summary unaudited historical consolidated financial data has been derived from the consolidated financial statements of PS Financial. The data should be read in conjunction with the consolidated financial statements and notes thereto included in PS Financial's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999. Copies of this report may be obtained as described in Section 18 of this offer. The income statement data for the nine months ended September 30, 1998 and 1999 and the balance sheet data as of September 30, 1999 have been derived from the unaudited condensed consolidated financial statements of PS Financial which, in the opinion of management, include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and results of operations for such periods. Operating results for the three months ended September 30, 1999 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1999.

                                                                                            September 30, 1999
                                                                     Historical           ---------------------------
                                                                    September 30,        $12.00 per      $14.50 per
                                                                        1999               Share             Share
                                                                    -------------        -----------     ------------
BALANCE SHEET DATA:

ASSETS
Cash and cash equivalents....................................           $    778           $    778          $    778
Securities...................................................             44,532             41,857            41,189
Loans receivable, net........................................             68,104             68,104            68,104
Other assets.................................................              2,398              2,398             2,398
                                                                        --------           --------          --------
    Total assets.............................................           $115,812           $113,137          $112,469
                                                                        ========           ========          ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
Deposits.....................................................          $  56,461          $  56,461         $  56,461
Borrowings...................................................             37,943             39,443            39,443
Other liabilities............................................              2,447              2,447             2,447
                                                                       ---------          ---------         ---------
    Total liabilities........................................             96,851             98,351            98,351

Stockholders' equity:
Common stock and additional paid-in capital,
 net of unearned ESOP and unearned stock awards..............             19,847             19,847            19,847
Treasury stock...............................................             (6,425)           (10,600)          (11,268)
Retained earnings............................................              6,698              6,698             6,698
Accumulated other comprehensive income.......................             (1,159)            (1,159)           (1,159)
                                                                       ---------          ---------         ---------
    Total stockholders' equity ..............................             18,961             14,786            14,118
                                                                       ---------          ---------         ---------
    Total liabilities and stockholders' equity...............          $ 115,812          $ 113,137         $ 112,469
                                                                       =========          =========         =========

Shares outstanding...........................................          1,669,290          1,335,432         1,335,432

                                       13


                                                             Historical
                                                      ------------------------
                                                          Nine months ended                Nine months ended
                                                             September 30,                September 30, 1999
                                                      ------------------------       ---------------------------
                                                                                     $12.00 per       $14.50 per
                                                        1998            1999             Share          Share
                                                       ------          ------         ---------       ----------
INCOME STATEMENT DATA:

Total interest income.......................           $4,964          $5,848          $5,758           $5,735
Total interest expense......................            2,195           2,998           3,089            3,089
                                                      -------         -------         -------          -------

    Net interest income.....................            2,769           2,850           2,669            2,646
Provision for loan losses...................               40             ---             ---              ---
                                                    ---------      ----------      ----------       ----------

    Net interest income after provision
     for loan losses........................            2,729           2,850           2,669            2,646
Total non-interest income...................               93               3               3                3
Total non-interest expense..................            1,118           1,183           1,183            1,183
                                                      -------         -------         -------          -------

    Income before income taxes..............            1,704           1,670           1,489            1,466

Income taxes................................              572             455             385              376
                                                     --------        --------        --------         --------

    Net income..............................           $1,132          $1,215          $1,104           $1,090
                                                       ======          ======          ======           ======

Selected Financial Ratios:

Earnings per share - basic..................            $0.61           $0.76           $0.87            $0.86
                                                        =====           =====           =====            =====
Earnings per share-diluted..................            $0.60           $0.76           $0.87            $0.86
                                                        =====           =====           =====            =====

Ratio of earnings to fixed charges..........            1.78%           1.56%           1.48%            1.47%
Return on average equity....................            6.62%           8.07%           9.26%            9.54%
Book value per share(1).....................           $11.49          $11.36          $11.07           $10.57
Weighted average shares                             1,883,089       1,607,423       1,273,565        1,273,565
   outstanding-diluted......................

(1) Unearned ESOP shares and awarded, but unearned stock award shares are considered to be outstanding for book value per share purposes.

                                       14

                               PS FINANCIAL, INC.
               Notes to Unaudited Pro Forma Financial Information


(1) The pro forma financial information reflects the repurchase of 333,858 shares at $12.00 and $14.50 per share, as appropriate.

(2) The balance sheet data gives effect to the purchase of shares as of the balance sheet date. The income statement data give effect to the purchase of shares as of the beginning of each period presented.

(3) The funds used to purchase shares were obtained through additional borrowings and the liquidation of interest bearing deposits held in other financial institutions. The pro forma data assumes a rate of interest of 7.4% on additional borrowings and 4.5% on the interest bearing deposits and an incremental tax rate of 38.74%.

(4) No effect has been given to the cost incurred in connection with this offer. These costs are not expected to be material and will be capitalized as part of the cost of the shares purchased.

                         11. SOURCE AND AMOUNT OF FUNDS

     Assuming that we purchase the maximum of 333,858 shares pursuant to this offer at the highest price of $14.50 per share, the total amount required by us to purchase these shares will be $4.8 million, exclusive of fees and other expenses. We will fund this purchase through up to $1.0 million in borrowings and the sale of marketable securities held in our portfolio. The borrowing will be from a third party financial institution located in the Chicago, Illinois area. It will be an interest only loan, at the rate of LIBOR plus 200 basis points, with a one year term, and it will be secured by the stock of Preferred Savings. It is currently anticipated that the loan will be repaid through earnings and the proceeds from the maturity of marketable securities held in our portfolio.

              12. INTEREST OF DIRECTORS AND OFFICERS; TRANSACTIONS
                       AND ARRANGEMENTS CONCERNING SHARES

     As of February 23, 2000, PS Financial had 1,669,290 shares issued and outstanding, including shares allocated pursuant to our employee stock ownership plan and recognition and retention plan, and had reserved 167,350 shares for issuance upon exercise of outstanding stock options. The 333,858 shares that we are offering to purchase represent approximately 20% of the outstanding shares. As of February 23, 2000, our directors and executive officers as a group, 7 persons, beneficially owned an aggregate of 132,139 shares, including 41,951 shares covered by currently exercisable options granted under our stock option, representing approximately 7.72% of the outstanding shares, assuming the exercise by such persons of their currently exercisable options. Directors, officers and employees of PS Financial who own shares may participate in the offer on the same basis as our other stockholders. We have been advised that none of our directors or executive officers intend to tender shares pursuant to the offer. As of February 23, 2000, 172,814 shares, or approximately 10.35% of the outstanding shares, were held in the employee stock ownership plan. We have been advised that the trustee of the employee stock ownership plan does not intend to tender any shares pursuant to the offer.

     Assuming we purchase 333,858 shares pursuant to the offer, and neither the trustee of the employee stock ownership plan nor any of our directors or executive officers tender any shares pursuant to the offer, then after the purchase of shares pursuant to the offer, our executive officers and directors as a group would own beneficially approximately 9.59% of the outstanding shares, assuming the exercise by these persons of their currently exercisable options. In addition, the employee stock ownership plan would own approximately 12.94% of the outstanding shares.

     Neither PS Financial, nor any subsidiary of PS Financial nor, to the best of our knowledge, any of PS Financial's directors and executive officers, nor any affiliate of any of the foregoing, had any transactions involving the shares during the 60 days prior to the date hereof.

     Except for outstanding options to purchase shares granted from to time to time over recent years to certain directors and employees, including executive officers, of PS Financial pursuant to our stock option plan, and except as otherwise described herein, neither PS Financial nor, to the best of our knowledge, any of our affiliates, directors or executive officers, or any of the directors or executive officers of any of its affiliates, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the offer with respect to any securities of PS Financial including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations.

     Except as disclosed in this offer, PS Financial, its directors and executive officers have no current plans or proposals which relate to or would result in:

     o the acquisition by any person of additional securities of PS Financial or the disposition of securities of PS Financial;

     o an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving PS Financial or any of our subsidiaries;

     o a purchase, sale or transfer of a material amount of assets of PS Financial or any of our subsidiaries;

     o    any change in the present board of directors or management of PS
          Financial;

     o any material change in the present dividend rate or policy, or indebtedness or capitalization of PS Financial;

     o any other material change in PS Financial's corporate structure or business;

     o any change in our certificate of incorporation or bylaws or any actions which may impede the acquisition of control of PS Financial by any person;

     o a class of equity security of PS Financial being delisted from a national securities exchange;

     o a class of equity securities of PS Financial becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

     o the suspension of our obligation to file reports pursuant to Section 15(d) of the Exchange Act. See section 10.

               13. EFFECTS OF THE OFFER ON THE MARKET FOR SHARES;
                       REGISTRATION UNDER THE EXCHANGE ACT

     PS Financial's purchase of shares pursuant to this offer will reduce the number of shares that might otherwise be traded publicly and may reduce the number of stockholders. Nonetheless, we anticipate that there will be a sufficient number of shares outstanding and publicly traded following consummation of the offer to ensure a continued trading market for the shares. Based upon published guidelines of the Nasdaq National Market, we believe that following our purchase of shares pursuant to the offer, our remaining shares will continue to qualify to be quoted on the Nasdaq National Market.

     The shares are currently "margin securities" under the rules of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit to their customers using such shares as collateral. We believe that, following the purchase of shares pursuant to the offer, the shares will continue to be "margin securities" for purposes of the Federal Reserve Board's margin regulations.

     The shares are registered under the Exchange Act, which requires, among other things, that we furnish certain information to our stockholders and the SEC and comply with SEC's proxy rules in connection with meetings of our stockholders.

                     14. LEGAL MATTERS; REGULATORY APPROVALS

     We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by our acquisition of shares as contemplated herein or of any approval or other action by, or any filing with, any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of shares by us as contemplated herein. Should any approval or other action be required, we presently contemplate that the approval or other action will be sought. We are unable to predict whether we may determine that we are required to delay the acceptance for payment of or payment for shares tendered pursuant to this offer pending the outcome of any such matter. There can be no assurance that any approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any approval or other action might not result in adverse consequences to our business. Our obligations under the offer to accept for payment and pay for shares is subject to certain conditions. See section 7.

                       15. FEDERAL INCOME TAX CONSEQUENCES

     GENERAL. The following is a discussion of the material United States federal income tax consequences to stockholders with respect to a sale of shares pursuant to the offer. The discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended, Treasury regulations, Internal Revenue Service rulings and judicial decisions, all in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect, by subsequent legislative, judicial or administrative action. The discussion does not address all aspects of United States federal income taxation that may be relevant to a particular stockholder in light of the stockholder's particular circumstances or to certain types of holders subject to special treatment under the United States federal income tax laws, such as certain financial institutions, tax-exempt organizations, life insurance companies, dealers in securities or currencies, employee benefit plans or stockholders holding the shares as part of a conversion transaction, as part of a hedge or hedging transaction, or as a position in a straddle for tax purposes. In addition, the discussion below does not consider the effect of any foreign, state, local or other tax laws that may be applicable to particular stockholders. The discussion assumes that the shares are held as "capital assets" within the meaning of
Section 1221 of the Internal Revenue Code. We have neither requested nor obtained a written opinion of counsel or a ruling from the IRS with respect to the tax matters discussed below.

     EACH STOCKHOLDER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO THAT STOCKHOLDER TENDERING SHARES PURSUANT TO THE OFFER AND THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS AND RECENT CHANGES IN APPLICABLE TAX LAWS.

     CHARACTERIZATION OF THE SURRENDER OF SHARES PURSUANT TO THE OFFER. The surrender of shares by a stockholder to PS Financial pursuant to the offer will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local and foreign tax laws. The United States federal income tax consequences to a stockholder may vary depending upon the stockholder's particular facts and circumstances. Under
Section 302 of the Internal Revenue Code, the surrender of shares by a stockholder to PS Financial pursuant to the offer will be treated as a "sale or exchange" of shares for United States federal income tax purposes, rather than as a distribution by PS Financial with respect to the shares held by the tendering stockholder, if the receipt of cash upon surrender (i) is "substantially disproportionate" with respect to the stockholder, (ii) results in a "complete redemption" of the stockholder's interest in PS Financial, or
(iii) is "not essentially equivalent to a dividend" with respect to the stockholder, each as described below.

     If any of the above three tests is satisfied, and the surrender of the shares is therefore treated as a "sale or exchange" of shares for United States federal income tax purposes, the tendering stockholder will recognize gain or loss equal to the difference between the amount of cash received by the stockholder and the stockholder's tax basis in the shares surrendered pursuant to the offer. Any gain or loss will be capital gain or loss, and will be long term capital gain or loss if the shares have been held for more than one year.

     If none of the above three tests is satisfied, the tendering stockholder will be treated as having received a distribution by PS Financial with respect to the stockholder's shares in an amount equal to the cash received by the stockholder pursuant to the offer. The distribution will be treated as a dividend taxable as ordinary income to the extent of PS Financial's current or accumulated earnings and profits for tax purposes. The amount of the distribution in excess of PS Financial's current or accumulated earnings and profits will be treated as a return of the stockholder's tax basis in the shares, and then as gain from the sale or exchange of the shares. If a stockholder is treated as having received a distribution by PS Financial with respect to his or her shares, the stockholder's tax basis in his or her remaining shares will generally be adjusted to take into account the stockholders return of basis in the shares tendered.

     CONSTRUCTIVE OWNERSHIP. In determining whether any of the three tests under
Section 302 of the Internal Revenue Code is satisfied, stockholders must take into account not only the shares that are actually owned by the stockholder, but also shares that are constructively owned by the stockholder within the meaning of Section 318 of the Internal Revenue Code. Under Section 318 of the Code, a stockholder may constructively own shares actually owned, and in some cases constructively owned, by certain related individuals or entities and shares that the stockholder has the right to acquire by exercise of an option or by conversion.

     PRORATION. Contemporaneous dispositions or acquisitions of shares by a stockholder or related individuals or entities may be deemed to be part of a single integrated transaction and may be taken into account in determining whether any of the three tests under Section 302 of the Internal Revenue Code has been satisfied. Each stockholder should be aware that because proration may occur in the offer, even if all the shares actually and constructively owned by a stockholder are tendered pursuant to the offer, fewer than all of these shares may be purchased by PS Financial. Thus, proration may affect whether the surrender by a stockholder pursuant to the offer will meet any of the three tests under Section 302 of the Code. See Section 6 for information regarding each stockholder's option to make a conditional tender of a minimum number of shares. A stockholder should consult his or her own tax advisor regarding whether to make a conditional tender of a minimum number of shares, and the appropriate calculation thereof.

     SECTION 302 TESTS. The receipt of cash by a stockholder will be "substantially disproportionate" if the percentage of the outstanding shares in PS Financial actually and constructively owned by the stockholder immediately following the surrender of shares pursuant to the offer is less than 80% of the percentage of the outstanding shares actually and constructively owned by the stockholder immediately before the sale of shares pursuant to the offer. Stockholders should consult their tax advisors with respect to the application of the "substantially disproportionate" test to their particular situation.

     The receipt of cash by a stockholder will be a "complete redemption" if either (i) the stockholder owns no shares in PS Financial either actually or constructively immediately after the shares are surrendered pursuant to the offer, or (ii) the stockholder actually owns no shares in PS Financial immediately after the surrender of shares pursuant to the offer and, with respect to shares constructively owned by the stockholder immediately after the offer, the stockholder is eligible to waive, and effectively waives, constructive ownership of all such shares under procedures described in Section 302(c) of the Internal Revenue Code. A director, officer or employee of PS Financial is not eligible to waive constructive ownership under the procedures described in Section 302(c) of the Internal RevenueCode.

     Even if the receipt of cash by a stockholder fails to satisfy the "substantially disproportionate" test or the "complete redemption" test, a stockholder may nevertheless satisfy the "not essentially equivalent to a dividend" test if the stockholder's surrender of shares pursuant to the offer results in a "meaningful reduction" in the stockholder's interest in PS Financial. Whether the receipt of cash by a stockholder will be "not essentially equivalent to a dividend" will depend upon the individual stockholder's facts and circumstances. The IRS has indicated in published rulings that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a "meaningful reduction." Stockholders expecting to rely upon the "not essentially equivalent to a dividend" test should consult their own tax advisors as to its application in their particular situation.

     CORPORATE STOCKHOLDER DIVIDEND TREATMENT. If a sale of shares by a corporate stockholder is treated as a dividend, the corporate stockholder may be entitled to claim a deduction equal to 70% of the dividend under Section 243 of the Internal Revenue Code, subject to applicable limitations. Corporate stockholders should, however, consider the effect of Section 246(c) of the Internal Revenue Code, which disallows the 70% dividends-received deduction with respect to stock that is held for 45 days or less. For this purpose, the length of time a taxpayer is deemed to have held stock may be reduced by periods during which the taxpayer's risk of loss with respect to the stock is diminished by reason of the existence of certain options or other transactions. Moreover, under Section 246A of the Internal Revenue Code, if a corporate stockholder has incurred indebtedness directly attributable to an investment in shares, the 70% dividends-received deduction may be reduced.

     In addition, amounts received by a corporate stockholder pursuant to the offer that are treated as a dividend may constitute an "extraordinary dividend" under Section 1059 of the Internal Revenue Code. The "extraordinary dividend" rules of the Internal Revenue Code are highly complicated. Accordingly, any corporate shareholder that might have a dividend as a result of the sale of shares pursuant to the offer should review the "extraordinary dividend" rules to determine the applicability and impact of such rules to it.

     ADDITIONAL TAX CONSIDERATIONS. The distinction between long-term capital gains and ordinary income is relevant because, in general, individuals currently are subject to taxation at a reduced rate on their "net capital gain," which is the excess of net long-term capital gains over net short-term capital losses, for the year. Tax rates on long-term capital gain for individual shareholders vary depending on the shareholders' income and holding period for the shares. In particular, reduced tax rates apply to gains recognized by an individual from the sale of capital assets held for more than one year, currently 20 percent or less.

     Stockholders are urged to consult their own tax advisors regarding any possible impact on their obligation to make estimated tax payments as a result of the recognition of any capital gain, or the receipt of any ordinary income, caused by the surrender of any shares to PS Financial pursuant to the offer.

     FOREIGN STOCKHOLDERS. PS Financial will withhold United States federal income tax at a rate of 30% from gross proceeds paid pursuant to the offer to a foreign stockholder or his agent, unless we determine that a reduced rate of withholding is applicable pursuant to a tax treaty or that an exemption from withholding is applicable because the gross proceeds are effectively connected with the conduct of a trade or business by the foreign stockholder within the United States. For this purpose, a foreign stockholder is any stockholder that is not (i) a citizen or resident of the United States, (ii) a domestic corporation or domestic partnership, (iii) an estate the income of which from sources without the United States is effectively connected with the conduct of a trade or business within the United States, or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust. Without definite knowledge to the contrary, we will determine whether a stockholder is a foreign stockholder by reference to the stockholder's address. A foreign stockholder may be eligible to file for a refund of the tax or a portion of the tax if the stockholder (i) meets the "complete redemption," "substantially disproportionate" or "not essentially equivalent to a dividend" tests described above, (ii) is entitled to a reduced rate of withholding pursuant to a treaty and PS Financial withheld at a higher rate, or (iii) is otherwise able to establish that no tax or a reduced amount of tax was due. In order to claim an exemption from withholding on the ground that gross proceeds paid pursuant to the offer are effectively connected with the conduct of a trade or business by a foreign stockholder within the United States or that the foreign stockholder is entitled to the benefits of a tax treaty, the foreign stockholder must deliver to the depositary, or other person who is otherwise required to withhold United States tax, a properly executed statement claiming such exemption or benefits. These statements may be obtained from the depositary. Foreign stockholders are urged to consult their own tax advisors regarding the application of United States federal income tax withholding, including eligibility for a withholding tax reduction or exemption and the refund procedures.

     BACKUP WITHHOLDING. See Section 3 with respect to the application of the United States federal income tax backup withholding.

     THE TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT APPLY TO SHARES ACQUIRED IN CONNECTION WITH THE EXERCISE OF STOCK OPTIONS OR PURSUANT TO OTHER COMPENSATION ARRANGEMENTS WITH PS FINANCIAL. THE TAX CONSEQUENCES OF A SALE PURSUANT TO THE OFFER MAY VARY DEPENDING UPON, AMONG OTHER THINGS, THE PARTICULAR CIRCUMSTANCES OF THE TENDERING STOCKHOLDER. NO INFORMATION IS PROVIDED HEREIN TO THE STATE, LOCAL OR FOREIGN TAX CONSEQUENCES OF THE TRANSACTION CONTEMPLATED BY THE OFFER. STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE PARTICULAR FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF TENDERING SHARES PURSUANT TO THE OFFER AND THE EFFECT OF THE STOCK OWNERSHIP ATTRIBUTION RULES DESCRIBED ABOVE.

             16. EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENTS

     PS Financial expressly reserves the right, in our sole discretion and at any time or from time to time, to extend the period of time during which the offer is open by giving oral or written notice of the extension to the depositary and making a public announcement thereof. There can be no assurance, however, that the we will exercise our right to extend the offer. During any extension, all shares previously tendered will remain subject to the offer, except to the extent that shares may be withdrawn as set forth in section 4. We also expressly reserves the right, in our sole discretion, (i) to terminate the offer and not accept for payment any shares not previously accepted for payment or, subject to Rule 13e-4(f)(5) under the Exchange Act which requires us either to pay the consideration offered or to return the shares tendered promptly after the termination or withdrawal of the offer, to postpone payment for shares upon the occurrence of any of the conditions specified in Section 7 hereof, by giving oral or written notice of such termination to the depositary and making a public announcement thereof and (ii) at any time, or from time to time, to amend the offer in any respect. Amendments to the offer may be effected by public announcement. Without limiting the manner in which

PS Financial may choose to make public announcement of any extension, termination or amendment, PS Financial shall have no obligation ,except as otherwise required by applicable law, to publish, advertise or otherwise communicate any such public announcement, other than by making a release to the Dow Jones News Service, except in the case of an announcement of an extension of the offer, in which case PS Financial shall have no obligation to publish, advertise or otherwise communicate the announcement other than by issuing a notice of the extension by press release or other public announcement, which notice shall be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. Material changes to information previously provided to holders of the shares in this offer or in documents furnished subsequent thereto will be disseminated to holders of shares in compliance with Rule 13e-4(e)(3) promulgated by the SEC under the Exchange Act.

     If PS Financial materially changes the terms of the offer or the information concerning the offer, or if we waive a material condition of the offer, we will extend the offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Exchange Act. Those rules require that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer, other than a change in price, change in dealer's soliciting fee or change in percentage of securities sought, will depend on the facts and circumstances, including the relative materiality of the terms or information. In a published release, the SEC has stated that in its view, an offer should remain open for a minimum of five business days from the date that notice of a material change is first published, sent or given. The offer will continue or be extended for at least ten business days from the time PS Financial publishes, sends or gives to holders of shares a notice that we will (a) increase or decrease the price we will pay for shares or the amount of the information agent/dealer manager's soliciting fee or (b) increase, except for an increase not exceeding 2% of the outstanding shares, or decrease the number of shares we seek.

                       17. SOLICITATION FEES AND EXPENSES

     Keefe, Bruyette & Woods, will act as the dealer manager and information agent for PS Financial in connection with the offer. Keefe, Bruyette & Woods as information agent, may contact stockholders by mail, telephone, facsimile, telex, telegraph, other electronic means and personal interviews, and may request brokers, dealers and other nominee stockholders to forward materials relating to the offer to beneficial owners. PS Financial has agreed to pay Keefe, Bruyette & Woods an advisory fee of $25,000 and, upon acceptance for and payment of shares pursuant to the offer, a total of $.10 per share purchased by PS Financial pursuant to the offer. Keefe, Bruyette & Woods will also be reimbursed for certain out-of-pocket expenses. Keefe will also be indemnified against certain liabilities, including liabilities under the federal securities laws, in connection with the offer.

     Keefe, Bruyette & Woods has rendered, is currently rendering and may continue to render various investment banking and other advisory services to PS Financial. It has received, and may continue to receive, customary compensation from PS Financial for these services.

         We have retained First Bankers Trust Co. as depositary in connection with the offer. The depositary will receive reasonable and customary
compensation   for  its  services  and  will  also  be  reimbursed  for  certain out-of-pocket expenses. PS Financial has agreed to indemnify the depositary against certain liabilities, including certain liabilities under the federal securities laws, in connection with the offer. Neither the information agent nor the depositary has been retained to make solicitations or recommendations in connection with the offer.

     We will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of shares pursuant to the offer, other than the fee of the dealer manager. PS Financial will, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and customary handling and mailing expenses incurred by them in forwarding materials relating to the offer to their customers.

                 18. WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION

     PS Financial is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy statements and other information with the SEC relating to our business, financial condition and other matters. Certain information as of particular dates concerning our directors and officers, their remuneration, options granted to them, the principal holders of PS Financial's securities and any material interest of these persons in transactions with PS Financial is filed with the SEC. We have also filed an Issuer Tender Offer Statement on Schedule TO with the SEC, which includes certain additional information relating to the offer. These reports, as well as such other material, may be inspected and copies may be obtained at the SEC's public reference facilities at 450 Fifth Street, N.W., Washington, D.C., and should also be available for inspection and copying at the regional offices of the SEC located at 7 World Trade Center, 13th Floor, New York, New York 10048, and Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of this material may be obtained by mail, upon payment of the SEC's customary fees, from the SEC's Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549. PS Financial's Schedule TO may not be available at the SEC's regional offices.

     The offer is being made to all holders of shares. PS Financial is not aware of any state where the making of the offer is prohibited by administrative or judicial action pursuant to a valid state statute. If we become aware of any valid state statute prohibiting the making of the offer, we will make a good faith effort to comply with the statute. If, after such good faith effort, we cannot comply with the statute, the offer will not be made to, nor will tenders be accepted from or on behalf of, holders of shares in that state. In those jurisdictions whose securities, blue sky or other laws require the offer to be made by a licensed broker or dealer, the offer shall be deemed to be made on behalf of PS Financial by the dealer manager/information agent or one or more registered brokers or dealers licensed under the laws of these jurisdictions.

                                         PS FINANCIAL, INC.

March 1, 2000

         The dealer manager and information agent for the offer is:


KEEFE, BRUYETTE & WOODS, INC.
211 Bradenton Drive
Dublin, Ohio 43017-5034
Telephone: (877) 298-6520 (toll free)

     Any questions concerning tender procedures or requests for additional copies of this offer, the letter of transmittal or other tender offer materials may be directed to the dealer manager/information agent.


                        The depositary for the offer is:

                             FIRST BANKERS TRUST CO.


By Mail or By           For Assistance:                     By Hand:
Overnight Courier:      (217) 228-8063            c/o The Depository Trust Co.
2321 Kochs Lane                                        Transfer Agent Drop
Quincy, Illinois 62301                              55 Water Street, 1st Floor
                                                  New York, New York 10041-0099

                                                          By Facsimile:
                                                          (212) 587-3006
                                                (For Eligible Institutions Only)


     Any questions concerning tender procedures may be directed to the depositary at (217) 228-8063.

                                  March 1, 2000

                                       S-1